CUSIP No. 971375126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WillScot Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

971375126

(CUSIP Number)

William F. Schwitter

Jeffrey J. Pellegrino

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 610-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971375126
SCHEDULE 13D
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Sapphire Holding S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 51,293,320 shares of Class A Common Stock (1)

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 51,293,320 shares of Class A Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,293,320 shares of Class A Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.4% (2)

14	Type of Reporting Person CO

Notes:

(1) 43,268,901 of the 51,293,320 shares of the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WillScot Corporation (the “Issuer”) reported on this Schedule 13D were acquired, and are held, by Sapphire Holding S.à r.l. (“Sapphire Holding”) following the consummation of that certain business combination and other transactions on November 29, 2017 as further described in Items 4 and 5 hereof. 8,024,419 shares of the 51,293,320 shares of Class A Common Stock reported on this Schedule 13D represent the corresponding number of shares (the “WSHC Shares”) of Williams Scotsman Holdings Corp.’s common stock, par value $0.0001 per share, held by Sapphire Holding which are exchangeable for a number of newly-issued shares of Class A Common Stock as determined by an exchange ratio to be agreed to, as further discussed in Items 4, 5 and 6 hereof.

(2) This figure assumes the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Items 4, 5, 6 and Schedule B hereof) representing approximately 55.4% of the outstanding shares of Class A Common Stock, on an as-exchanged basis.

CUSIP No. 971375126
SCHEDULE 13D
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TDR Capital II Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 51,293,320 shares of Class A Common Stock (1)

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 51,293,320 shares of Class A Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,293,320 shares of Class A Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.4% (2)

14	Type of Reporting Person PN

Notes:

(1) As sole shareholder of Sapphire Holding S.à r.l, TDR Capital II Holdings L.P. may be deemed the beneficial owner of such shares of Class A Common Stock of the Issuer held by Sapphire Holding.

(2) This figure assumes the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Items 4, 5, 6 and Schedule B hereof) representing approximately 55.4% of the outstanding shares of Class A Common Stock, on an as-exchanged basis.

CUSIP No. 971375126
SCHEDULE 13D
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TDR Capital LLP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 51,293,320 shares of Class A Common Stock (1)

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 51,293,320 shares of Class A Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,293,320 shares of Class A Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.4% (2)

14	Type of Reporting Person PN

Notes:

(1) As manager of TDR Capital II Holdings L.P., TDR Capital LLP may be deemed the beneficial owner of such shares of Class A Common Stock held by Sapphire Holding S.à r.l.

(2) This figure assumes the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Items 4, 5, 6 and Schedule B hereof) representing approximately 55.4% of the outstanding shares of Class A Common Stock, on an as-exchanged basis.

CUSIP No. 971375126
SCHEDULE 13D
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Stephen Robertson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 51,293,320 shares of Class A Common Stock (1)

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 51,293,320 shares of Class A Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,293,320 shares of Class A Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.4% (2)

14	Type of Reporting Person IN

Notes:

(1) As a founding partner of TDR Capital LLP, Stephen Robertson may be deemed the beneficial owner of such shares of Class A Common Stock held by Sapphire Holding S.à r.l.

(2) This figure assumes the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Items 4, 5, 6 and Schedule B hereof) representing approximately 55.4% of the outstanding shares of Class A Common Stock, on an as-exchanged basis.

CUSIP No. 971375126
SCHEDULE 13D
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Manjit Dale

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 51,293,320 shares of Class A Common Stock (1)

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 51,293,320 shares of Class A Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,293,320 shares of Class A Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 55.4%(2)

14	Type of Reporting Person IN

Notes:

(1) As a founding partner of TDR Capital LLP, Manjit Dale may be deemed the beneficial owner of such shares of Class A Common Stock held by Sapphire Holding S.à r.l.

(2) This figure assumes the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Items 4, 5, 6 and Schedule B hereof) representing approximately 55.4% of the outstanding shares of Class A Common Stock, on an as-exchanged basis.

CUSIP No. 971375126

Item 1.                                                         Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WillScot Corporation, a Delaware corporation (referred to herein as the “Issuer” or “WSC”).  The principal executive offices of the Issuer are located at 901 S. Bond Street, Suite 600, Baltimore, MD 21231.

Item 2.                                                         Identity and Background.

(a), (b), (c) and (f)

This Schedule 13D is being filed jointly by:

(i)                  Sapphire Holding S.à r.l., an entity organized under the laws of Luxembourg (“Sapphire Holding”);

(ii)               TDR Capital II Holdings L.P., an entity organized under the laws of the United Kingdom and the sole equity holder of Sapphire Holding (“TDR Capital II”);

(iii)            TDR Capital LLP, a United Kingdom limited liability company (“TDR Capital”), in its capacity as manager of TDR Capital II;

(iv)           Stephen Robertson, a founding partner of TDR Capital and a citizen of the United Kingdom; and

(v)              Manjit Dale, a founding partner of TDR Capital and a citizen of the United Kingdom (each a “Reporting Person” and, collectively, the “Reporting Persons”).

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 5.

Beneficial ownership of the shares of Class A Common Stock referred to herein is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the consummation of a certain business combination and other transactions, further described in Items 4 and 5 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (except for Sapphire Holding) that it is the beneficial owner of any of the shares of Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Sapphire Holding is principally engaged in the business of being an investment holding company.  The address of the principal office of Sapphire Holding is 20, rue Eugène Ruppert, L-2453, Luxembourg.

TDR Capital II is a private equity fund which is principally engaged in the business of making and holding investments.

TDR Capital is principally engaged in the business of managing private equity funds.  The address of the principal office of each of TDR Capital II and TDR Capital is 20 Bentinck Street, London, W1U 2EU.

Messrs. Stephen Robertson and Manjit Dale are the founding partners of TDR Capital.  The business address of each of Messrs. Robertson and Dale is 20 Bentinck Street, London, W1U 2EU.

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons is set forth on Schedule A hereof.

CUSIP No. 971375126

(d)

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule A hereof has been convicted in a criminal proceeding.

(e)

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule A hereof has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

On November 29, 2017, in connection with the closing of the Business Combination (as defined below), the Issuer and Sapphire Holding entered into a subscription agreement (the “Subscription Agreement”) pursuant to which Sapphire Holding purchased 43,568,901 shares of Class A Common Stock at a price of $9.60 per share, for a total purchase price of $418.3 million (the “Private Placement”). The proceeds from the Private Placement were used by the Issuer, together with other funding, to effectuate the transactions contemplated by the Stock Purchase Agreement (as defined in Item 4 below). Sapphire Holding used its own working capital to acquire the shares of Class A Common Stock in the Private Placement.

In connection with the Issuer’s consummation of the previously announced business combination (the “Business Combination”) with Double Eagle Acquisition Corp., the Issuer’s predecessor company (“Double Eagle”), on November 29, 2017, Algeco Scotsman Global S.à r.l. (“Algeco Global”) and Algeco Scotsman Holdings Kft. (“Algeco Holdings” and together with Algeco Global, the “Sellers”) received, as partial consideration for the sale of Williams Scotsman International, Inc. (“WSII”) to the Issuer, 8,024,419 shares (the “WSHC Shares”) of common stock, par value $0.0001 per share (“Holdco Acquiror Common Stock”), of Williams Scotsman Holdings Corp. (the “Holdco Acquiror”), a direct subsidiary of the Issuer. Immediately thereafter, Algeco Holdings transferred its portion of the WSHC Shares to Algeco Global and on December 6, 2017, Algeco Global transferred all of the WSHC Shares to Sapphire Holding. As a result of such transfer, pursuant to the Exchange Agreement (defined below), Sapphire Holding has the right, but not the obligation, to exchange the WSHC Shares for shares of Class A Common Stock in accordance with the terms of the Exchange Agreement discussed below.

In connection with the Business Combination, Algeco Global, Algeco Holdings, the Issuer and the Holdco Acquiror entered into an exchange agreement (the “Exchange Agreement”) that provides to the Sellers or certain permitted transferees, including Sapphire Holding, the right, but not the obligation, at any time within five years of November 29, 2017 to exchange all, but not less than all of the WSHC Shares for newly-issued shares of Class A Common Stock. The number of shares of Class A Common Stock to be received upon such exchange of the WSHC Shares will be determined based on an exchange ratio to be agreed to, taking into account the average trading price of the Class A Common Stock over a 20 day trading period on the Nasdaq Stock Market (“Nasdaq”), or another applicable national securities exchange, and the aggregate ownership percentage of the party seeking to make the exchange of the issued and outstanding Holdco Acquiror Common Stock at the time of the exchange, as adjusted to take into account any election by such party to exercise certain pre-emptive rights or the dilutive effect of certain other issuances of Holdco Acquiror Common Stock which do not trigger such pre-emptive rights.

Item 4.                                                         Purpose of Transaction.

The information set forth or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

(a), (b) and (c)

CUSIP No. 971375126

On November 29, 2017 the Business Combination was consummated pursuant to that certain Stock Purchase Agreement, dated as of August 21, 2017, as amended on September 6, 2017 and November 6, 2017 (the “Stock Purchase Agreement”), by and among Double Eagle, the Holdco Acquiror, Algeco Global and Algeco Holdings. Double Eagle, through its wholly-owned subsidiary, the Holdco Acquiror, acquired all of the issued and outstanding shares of the common stock of WSII from the Sellers. Under the Stock Purchase Agreement, the Holdco Acquiror purchased WSII for $1.1 billion, of which (A) $1.0215 billion was paid in cash (the “Cash Consideration”), and (B) the remaining $78.5 million was paid in the form of (i) the WSHC Shares and (ii) shares of the Issuer’s Class B common stock, par value $0.0001 per share, representing a non-economic voting interest in the Issuer (the “Stock Consideration”). Immediately upon the completion of the Business Combination and the other transactions contemplated by the Stock Purchase Agreement (collectively, the “Transactions”), WSII became the Issuer’s indirect subsidiary.

As noted in Item 3 above, on December 6, 2017, Sapphire Holding acquired the WSHC Shares from Algeco Global and, in connection therewith, Sapphire Holding entered into joinder agreements to each of the Exchange Agreement (as defined in Item 3 above) and that certain shareholders agreement (the “Shareholders Agreement”) among the Sellers, the Issuer and the Holdco Acquiror dated November 29, 2017, and entered into in connection with the closing of the Business Combination.

(d)

The table below lists the members of the Issuer’s current board of directors and management of the Issuer. Messrs. Holthaus, Bartlett, Lindsay and Robertson were designated to serve on the board by TDR Capital and Messrs. Rosen and Sagansky were designated to serve on the board by Double Eagle, in the classes set forth below.

Name	Class	Position
Bradley L. Soultz	(I)	President, Chief Executive Officer and Director
Timothy D. Boswell	—	Chief Financial Officer
Bradley L. Bacon	—	Vice President, General Counsel & Corporate Secretary
Gerard E. Holthaus	(II)	Director
Mark S. Bartlett	(I)	Director
Gary Lindsay	(III)	Director
Stephen Robertson	(III)	Director
Fredric D. Rosen	(II)	Director
Jeff Sagansky	(III)	Director

The Issuer’s business affairs following the consummation of the Business Combination are managed under the direction of its board of directors. The Issuer’s board of directors consists of seven members, four of whom the board has determined qualify as “independent directors” within the meaning of the independent director guidelines of Nasdaq. Messrs. Soultz, Lindsay and Robertson are not considered independent. The Issuer’s board of directors is divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•                  the Class I directors’ terms will expire at the annual meeting of stockholders to be held in 2018;

•                  the Class II directors’ terms will expire at the annual meeting of stockholders to be held in 2019; and

•                  the Class III directors’ terms will expire at the annual meeting of stockholders to be held in 2020.

As of the date of filing of this Schedule 13D, the Reporting Persons have no plans to make any changes to the board of directors or management of the Issuer. The Reporting Persons reserve the right to change their intentions or purpose and take any such action. Additional information with respect to the Issuer’s directors and executive officers immediately after the Business Combination is set forth in Item 5.02 beginning on page 81 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2017.

CUSIP No. 971375126

(e)

Not applicable, other than as a result of the Transactions referenced in this Item 4.

(f)

Not applicable, other than as a result of the Transactions referenced in this Item 4.

(g)

On November 29, 2017, in connection with the consummation of the Business Combination, the Issuer was re-domesticated from the Cayman Islands to the State of Delaware. The table below sets forth certain provisions of the Issuer’s Delaware Certificate of Incorporation which may impede the acquisition of control of the Issuer by another person.

Ability of a stockholder to call a special meeting	The stockholders of the Issuer are not permitted to call a special meeting of stockholders.

Classified board	The board of directors of the Issuer is divided into three classes, as further described in Item 4(d).

(h)-(i)

In connection with the closing of the Business Combination, the Issuer’s Class A Common Stock and the Issuer’s warrants began trading on Nasdaq under the symbols “WSC” and “WSCWW,” respectively. The public units of Double Eagle (the predecessor of the Issuer) automatically separated into their component securities upon consummation of the Business Combination and, as a result, no longer trade as a separate security and were delisted from Nasdaq.

(j)

Other than described in this Item 4, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereof have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (all of those persons do, however, reserve the right change their intentions or purpose to develop such plans or proposals or to take any such action).

Item 5.                                                         Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b) and (c)

On November 29, 2017, in connection with the closing of the Business Combination, the Issuer and Sapphire Holding entered into the Subscription Agreement pursuant to which Sapphire Holding purchased 43,568,901 shares of Class A Common Stock, as further described in Item 3 above.

In connection with the Issuer’s consummation of the Business Combination and other transactions on November 29, 2017, the Sellers received, as partial consideration for the sale of WSII to the Issuer, the WSHC Shares. Concurrently with the closing of the Business Combination, the Sellers, the Issuer and the Holdco Acquiror entered into the Exchange Agreement that provides the Sellers or certain permitted transferees, including Sapphire Holding, the right, but not the obligation, at any time within five years of November 29, 2017 to exchange all, but not less than all of the WSHC Shares for newly-issued shares of Class A Common Stock. The number of shares of Class A Common Stock to be received upon such exchange of the WSHC Shares will be determined based on an exchange ratio to be agreed to, taking into account the average trading price of Class A Common Stock over a 20 day trading period on Nasdaq, or another applicable national securities exchange, and the aggregate ownership percentage of the party seeking to make the exchange of the issued and outstanding Holdco Acquiror Common Stock at the time of the exchange, as adjusted to take into account any election by such party to exercise certain pre-emptive rights or the dilutive effect of certain other issuances of Holdco Acquiror Common Stock which do not trigger such pre-emptive rights.

CUSIP No. 971375126

As a result of the transfer of the WSHC Shares from Algeco Global to Sapphire Holding on December 6, 2017, Sapphire Holding has the right, but not the obligation, pursuant to the Exchange Agreement, to exchange the WSHC Shares for shares of Class A Common Stock, in accordance with the terms of the Exchange Agreement.

The total number of shares of Class A Common Stock of the Issuer beneficially owned by any of the Reporting Persons and reported on this Schedule 13D assumes the exchange of the WSHC Shares for a corresponding number of shares of Class A Common Stock at an exchange ratio of 1:1.

Sapphire Holding holds approximately 55.4% of the Class A Common Stock, based on the shares of Class A Common Stock outstanding, giving effect to the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Item 4 and Schedule B hereof).

TDR Capital II, as the sole shareholder of Sapphire Holding, has the power to vote and dispose of securities held by Sapphire Holding and may therefore be deemed to beneficially own 51,293,320 shares of Class A Common Stock held by Sapphire Holding, representing approximately 55.4% of the total outstanding Class A Common Stock.

TDR Capital, as the manager of TDR Capital II, has the power to vote and dispose of securities held by TDR Capital II.  TDR Capital may be deemed to control TDR Capital II and have shared voting and dispositive power over the shares of Class A Common Stock that TDR Capital II may be deemed to beneficially own, namely the 51,293,320 shares of Class A Common Stock, representing approximately 55.4% of the total number of outstanding shares of Class A Common Stock.  Messrs. Stephen Robertson and Manjit Dale, as the founding partners of TDR Capital, effectively have the power (acting jointly and not in concert) to vote and dispose of securities held by TDR Capital, and may therefore have shared voting and dispositive power over the shares of Class A Common Stock that TDR Capital may be deemed to beneficially own by virtue of its role as manager of TDR Capital II, namely 51,293,320 shares of Class A Common Stock, representing approximately 55.4% of the total number of outstanding shares of Class A Common Stock.

Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons, or to the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereof, has equity or other ownership interests in the Issuer.

None of the Reporting Persons, or to the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereof, has engaged in any transaction during the past 60 days in any shares of Class A Common Stock, except as otherwise described in this Schedule 13D.

(d)

To the knowledge of the Reporting Persons, no person, other than the stockholders as set forth on Schedule B hereof, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3, 4, and 5 of this Schedule 13D and Exhibits 1, 2, 3 and 4 hereto, is incorporated by reference in its entirety into this Item 6.

Equity Commitment Letter

In order to finance a portion of the cash consideration for the Business Combination and the costs and expenses incurred therewith, Double Eagle entered into an equity commitment letter (the “Equity Commitment Letter”) with TDR Capital II and certain of its affiliates, co-investors or syndicates (collectively, “TDR”), pursuant to which TDR committed to invest up to $500 million in the Issuer through the purchase of shares of the Issuer’s Class A Common Stock at the closing of the Business Combination and, to the extent less than $500 million was invested at closing, to make a future investment in an amount not to exceed the total commitment of $500 million to fund certain qualifying acquisitions, in each case, at a price per share for the Class A Common Stock of $9.60 at

CUSIP No. 971375126

closing and $10.00 thereafter. TDR invested $418.3 million pursuant to the Subscription Agreement (as defined below) at the closing of the Business Combination and, as a result, $81.7 million remains available under the Equity Commitment Letter.

Subscription Agreement

In connection with the Subscription Agreement as further described in Item 3 above, each of the Issuer and Sapphire Holding made customary representations. Sapphire Holding also agreed that, except for limited exceptions or with the Issuer’s written consent, it will not transfer any shares acquired pursuant to the Subscription Agreement and beneficially owned by it until the expiration of the six-month period commencing on November 29, 2017.

The shares of the Issuer’s Class A Common Stock issued pursuant to the Subscription Agreement are “restricted securities” under applicable federal securities laws. The shares issued pursuant to the Subscription Agreement are subject to the Registration Rights Agreement (as defined below) which provides for certain demand, shelf and piggyback registration rights.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Registration Rights Agreement

On November 29, 2017, in connection with the closing of the Business Combination, the Issuer, Sapphire Holding, A/S Holdings, and certain other parties named therein, entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), that amends and restates that certain registration rights agreement, dated September 10, 2015 by and among Double Eagle and certain of its initial investors and provides such initial investors, Sapphire Holding and A/S Holdings with certain demand, shelf and piggyback registration rights covering all shares of Class A Common Stock owned by each holder, until such shares cease to be Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement provides each of Sapphire Holding, A/S Holdings and certain of the initial investors (the “Initiating Holders”), the right to request an unlimited number of demands, at any time following the Closing Date (as defined therein) and customary shelf registration rights, subject to certain conditions. In addition, the Registration Rights Agreement grants each of Sapphire Holding, A/S Holdings and the Initiating Holders, piggyback registration rights with respect to registration statements filed subsequent to the Closing Date. The Issuer is responsible for all Registration Expenses (as defined in the Registration Rights Agreement) in connection with any demand, shelf or piggyback registration by any of Sapphire Holding, A/S Holdings or the Initiating Holders. The registration rights under the Registration Rights Agreement are subject to customary lock-up provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Shareholders Agreement

On November 29, 2017, in connection with the closing of the Business Combination, the Sellers, the Issuer and the Holdco Acquiror entered into the Shareholders Agreement (as defined in Item 3 above) in respect of the ownership interests in the Holdco Acquiror. The Shareholders Agreement contains pre-emptive rights to permit the Sellers to avoid dilution and maintain their aggregate percentage ownership of the Holdco Acquiror on a fully diluted basis upon any future issuance of any additional shares of the Holdco Acquiror or the Issuer for cash. Any future issuances that are not for cash and not offered to other existing shareholders of the Holdco Acquiror on a pre-emptive basis or otherwise (i.e. derivatives issued by the Issuer, shares issued to a vendor on completion of an acquisition or the issuance of Class B common stock of the Issuer to the Sellers or a TDR Permitted Transferee(s), as defined below, as the case may be) would not trigger such pre-emptive rights. The Shareholders Agreement also contains customary tag along and drag along provisions and protective provisions for the Sellers, such that so long as the Sellers or a TDR Permitted Transferee(s), as the case may be, own any shares of the Holdco Acquiror Common Stock, the Holdco Acquiror will not, without the affirmative vote or unanimous written consent of all of the Sellers or TDR Permitted Transferee(s), as the case may be, amend its certificate of incorporation or bylaws or otherwise vary or amend the rights attaching to the Holdco Acquiror Common Stock, in each case in a manner that would have a materially disproportionate effect on the Sellers as minority shareholders as compared to the other shareholders of the Holdco Acquiror.

CUSIP No. 971375126

The Shareholders Agreement provides that during the one year period following November 29, 2017, the Sellers may not transfer the WSHC Shares except to certain permitted transferees, including a TDR Permitted Transferee(s) (as defined below). Immediately following the closing of the Business Combination, Algeco Holdings transferred its portion of WSHC Shares to Algeco Global. As noted under the heading “Exchange Agreement” below, the Issuer has a right of first refusal to purchase WSHC Shares held by the Sellers or a TDR Permitted Transferee(s), as the case may be, except in the case of transfers to TDR Permitted Transferees or exchanges pursuant to the Exchange Agreement. The Sellers or TDR Permitted Transferee(s), as the case may be, will be entitled to vote that number of shares of WSHC Shares held thereby in all matters submitted for a vote to the holders of Holdco Acquiror Common Stock, voting together as a single class with holders of Holdco Acquiror Common Stock. The Shareholders Agreement also contains transfer restrictions regarding the shares of Class B common stock of the Issuer.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholders Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

In connection with the acquisition of the WSHC Shares by Sapphire Holding on December 6, 2017, Sapphire Holding entered into a joinder agreement to the Shareholders Agreement.

Exchange Agreement

On November 29, 2017, in connection with the closing of the Business Combination, the Sellers, the Issuer and the Holdco Acquiror entered into the Exchange Agreement (as defined in Item 3 above) in respect of the Stock Consideration. Subject at all times to the pre-emptive rights granted to the Sellers or a TDR Permitted Transferee (as defined below), as the case may be, in the Shareholders Agreement described above, the Exchange Agreement provides that, among other things, the Holdco Acquiror Common Stock may be subject to downward adjustment by the issuance of additional shares of Holdco Acquiror Common Stock to the Issuer for: (1) subsequent issuances of Class A Common Stock, or any securities convertible or exchangeable into Class A Common Stock, after November 29, 2017, including to Sapphire Holding (excluding (i) the release from escrow of any shares of Class A Common Stock, warrants of the Issuer held by Double Eagle Acquisition LLC and Harry E. Sloan (together, the “Founders”) and restricted under the Earnout Agreement and any shares of Class A Common Stock issued upon exercise of such warrants and (ii) any issued and outstanding public warrants or shares of Class A Common Stock issued upon exercise of such existing public warrants) and (2) subsequent issuances of Holdco Acquiror Common Stock to the Issuer in exchange for additional capital contributions by the Issuer to the Holdco Acquiror.

The Exchange Agreement provides that at any time within five years from November 29, 2017, Sapphire Holding has the right, but not the obligation, to exchange all, but not less than all, of the WSHC Shares into newly issued shares of Class A Common Stock in a private placement transaction. The WSHC Shares will be exchangeable for that number of shares of Class A Common Stock as determined by an exchange ratio to be agreed to, taking into account the average trading price of Class A Common Stock over a 20 day trading period on Nasdaq, or the applicable national securities exchange, and the aggregate ownership percentage of Sapphire Holding of the issued and outstanding Holdco Acquiror Common Stock at the time of the exchange, as adjusted to take into account any election by Sapphire Holding to exercise certain pre-emptive rights or the dilutive effect of certain other issuances of Holdco Acquiror Common Stock which do not trigger such pre-emptive rights. Upon such exchange, the Issuer will automatically redeem for no consideration all of the shares of the Issuer’s Class B common stock held Sapphire Holding.

The Exchange Agreement further provides that during the one year period following November 29, 2017, the Sellers may only transfer the WSHC Shares to a permitted transferee, which includes TDR Capital or one of its affiliates; provided that, as a condition to such transfer, such transferee (each a “TDR Permitted Transferee”) executes a joinder to each of the Exchange Agreement and the Shareholders Agreement. The Issuer has a right of first refusal to purchase the WSHC Shares held by the Sellers or a TDR Permitted Transferee as the case may be, prior to any sale, transfer or other assignment of such shares to any person other than a TDR Permitted Transferee(s) and excluding the exchange rights described above.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Exchange Agreement, which is attached hereto as Exhibit 4 and is incorporated herein by reference.

CUSIP No. 971375126

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A hereof and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                                         Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

1.

Subscription Agreement dated November 29, 2017 by and between the Issuer and Sapphire Holding (filed as Exhibit 10.4 to WillScot Corporation’s Current Report on Form 8-K as filed with the SEC on December 5, 2017 and incorporated herein by reference).

2.

Amended and Restated Registration Rights Agreement dated November 29, 2017 by and among the Issuer, Sapphire Holding, A/S Holdings and the other parties named therein (filed as Exhibit 10.8 to WillScot Corporation’s Current Report on Form 8-K as filed with the SEC on December 5, 2017 and incorporated herein by reference).

3.

Holdco Acquiror Shareholders Agreement dated November 29, 2017 by and among the Issuer, A/S Holdings, and the Holdco Acquiror (filed as Exhibit 10.10 to WillScot Corporation’s Current Report on Form 8-K as filed with the SEC on December 5, 2017 and incorporated herein by reference).

4.

Holdco Acquiror Exchange Agreement dated November 29, 2017 by and among the Issuer, A/S Holdings, and the Holdco Acquiror (filed as Exhibit 10.11 to WillScot Corporation’s Current Report on Form 8-K as filed with the SEC on December 5, 2017 and incorporated herein by reference).

5.	Joint Filing Agreement, dated as of December 11, 2017, by and among the Reporting Persons (filed herewith).

6.	Power of Attorney appointing Emma Gilks and Tom Mitchell as Attorney-in-Fact for each of Manjit Dale, TDR Capital, TDR Capital II and Sapphire Holding, dated December 1, 2017 (filed herewith).

CUSIP No. 971375126

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 11, 2017

SAPPHIRE HOLDING S.A R.L.

By:	/s/ Emma Gilks
Emma Gilks as Attorney-in-Fact

TDR CAPITAL II HOLDINGS L.P.

By:	/s/ Emma Gilks
Emma Gilks as Attorney-in-Fact

TDR CAPITAL LLP

By:	/s/ Emma Gilks
Emma Gilks as Attorney-in-Fact

STEPHEN ROBERTSON

By:	/s/ Stephen Robertson
Stephen Robertson

MANJIT DALE

By:	/s/ Emma Gilks
Emma Gilks as Attorney-in-Fact

CUSIP No. 971375126

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Sapphire Holding S.à r.l.

Name, Position	Citizenship/Place of Organization	Present Principal Occupation	Name and Address of Employer

Gary May	United Kingdom	Consultant of TDR Capital LLP	N/A

Jan Willem Overheul	Luxembourg	B Manager	Citco, 20 Rue de la Poste, L-2346, Luxembourg

Jorrit Crompvoets	Luxembourg	B Manager	Citco, 20 Rue de la Poste, L-2346, Luxembourg

TDR Capital II Holdings L.P.

TDR Capital II is managed by TDR Capital LLP and has no directors or executive officers.

TDR Capital LLP*

Name, Position	Citizenship	Present Principal Occupation	Name and Address of Employer

Stephen Robertson	United Kingdom	Founding Partner of TDR Capital LLP	N/A

Blair Thompson	United Kingdom	Chief Operating Officer of TDR Capital LLP	N/A

Manjit Dale	United Kingdom	Founding Partner of TDR Capital LLP	N/A

* Designated members listed only.

CUSIP No. 971375126

SCHEDULE B

WILLSCOT CORPORATION BENEFICIAL OWNERSHIP.

The following table sets forth information regarding the beneficial ownership of the Issuer’s Class A Common Stock as of December 11, 2017 by:

•                  each person who is the beneficial owner of more than 5% of the Issuer’s Class A Common Stock;

•                  each person who is an executive officer or director of the Issuer; and

•                  all executive officers and directors of the Issuer as a group.

The beneficial ownership of the Issuer’s Class A Common Stock is based on 84,644,774 shares of Class A Common Stock issued and outstanding.

The beneficial ownership percentages set forth in the table below do not take into account (i) the issuance of any Class A Common Stock (or options to acquire Class A Common Stock) under the 2017 Incentive Award Plan (approved by Double Eagle’s board of directors on August 21, 2017) or (ii) the issuance of any Class A Common Stock upon the exercise of outstanding warrants to purchase up to a total of approximately 34,750,000 shares of Class A Common Stock. The beneficial ownership table below takes into account the exchange of the WSHC Shares, on the assumption that such exchange took place at a ratio of 1:1 as further discussed in Item 5 and elsewhere on this Schedule 13D.

Unless otherwise indicated, the Reporting Persons believe that all beneficial owners of Class A Common Stock named in the table below have sole voting and investment power with respect to all Class A Common Stock beneficially owned by them. To the Reporting Persons’ knowledge, no Class A Common Stock beneficially owned by any executive officer or director has been pledged as security.

	Class A Common Stock
Name and Address of Beneficial Owner	Number of shares	%
Current directors and officers (1)
Bradley L. Soultz	*	*
Timothy D. Boswell	*	*
Bradley L. Bacon	*	*
Gerard E. Holthaus (2)	300,000	*
Mark S. Bartlett	*	*
Gary Lindsay	*	*
Stephen Robertson (3)	*	*
Jeff Sagansky (4)	*	*
Fredric D. Rosen (5)	25,000	*
Five Percent Holders
Wellington Management Group LLP (6)	7,284,150	8.6%
Sapphire Holding (3)	51,293,320	55.4%

*Less than one percent

(1)                                 Beneficial ownership is determined in accordance with the rules of the SEC. Except as described in the footnotes below and subject to applicable community property and similar laws, the Reporting Persons believe that each person listed above has sole voting and investment power with respect to such shares. Unless otherwise noted, the business address of each of the shareholders listed above is 901 S. Bond Street, #600, Baltimore, Maryland 21231.

(2)                                 Represents 300,000 shares of the Issuer’s Class A Common Stock transferred to Mr. Holthaus by Sapphire Holding pursuant to an agreement between Mr. Holthaus and Sapphire Holding.

(3)                                 As discussed in Item 5 above, TDR Capital is manager of the investment fund which is the ultimate beneficial owner of Sapphire Holding (the “Fund”). TDR Capital controls all of the Fund’s voting rights in respect of its investments and no one else has equivalent control over the investments. The investors in the Fund are passive investors (as they are limited partners) and no investor directly or indirectly beneficially owns 20% or more of the shares or voting rights through their investment in

CUSIP No. 971375126

the Fund. TDR Capital is run by its board and investment committee which consists of the partners of the firm. Mr. Robertson may be deemed to beneficially own the securities held by Sapphire Holding through his ability to either vote or direct the vote of the securities or dispose or direct the disposition of the securities, either through his role at the Fund, contract, understanding or otherwise. Mr. Robertson disclaims beneficial ownership of such securities, if any, except to the extent of his pecuniary interests therein, as applicable. This amount reflects the transfer of 300,000 shares of Class A Common Stock to Mr. Holthaus immediately following the closing of the Business Combination and excludes shares and warrants held in escrow as of the closing that may be released to Sapphire Holding in accordance with an earnout agreement and an escrow agreement.

(4)                                 Excludes 6,337,500 founder shares held by Double Eagle Acquisition LLC over which Mr. Sagansky has voting and investment power and 6,087,500 founder shares held by Harry E. Sloan, which were deposited in escrow at the closing of the Business Combination and will be released to the Founders and/or to Sapphire Holding in accordance with the terms of an earnout agreement and an escrow agreement, both of which were filed on the Issuer’s Current Report on Form 8-K as filed with the SEC on December 5, 2017. While such shares are held in escrow, the Founders will not have the ability to transfer or vote such shares.

(5)                                 Reflects shares held by Mr. Rosen prior to the closing of the Business Combination that were automatically converted from Class B ordinary shares in Double Eagle to shares of Class A Common Stock in connection with Double Eagle’s re-domestication immediately prior to the closing of the Business Combination.

(6)                                 According to a Schedule 13G/A filed on October 10, 2017 on behalf of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP (collectively “WMG”), WMG has beneficial ownership over the shares reported. The business address of this shareholder is 280 Congress Street, Boston, MA 02210.